    As filed with the Securities and Exchange Commission on November 5, 2002


                                FILE NO. 70-10100

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                AMENDMENT NO.1 TO

                                   FORM U-1

                             APPLICATION-DECLARATION

                                    UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------
                            Allegheny Energy, Inc.
                     Allegheny Energy Supply Company, LLC
                            10435 Downsville Pike
                             Hagerstown, MD 21740


                     --------------------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                The Commission is requested to send copies of all
              notices, orders and communications in connection with
                        this Application/Declaration to:



         Thomas K. Henderson, Esq.                   Debra J. Schnebel
         Vice President and General Counsel          Jones, Day, Reavis & Pogue
         Allegheny Energy, Inc.                      77 West Wacker
         10435 Downsville Pike                       Chicago, IL  60601
         Hagerstown, MD 21740

         This Pre-effective Amendment No. 1 amends and restates in its entirety the Application/Declaration on Form U-1 in this proceeding, originally filed with the Securities and Exchange Commission on October 29, 2002 (File No. 70-10100), with the exception that it does not replace exhibits previously filed.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

A.   Introduction

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, L.L.C. ("AE Supply"),(1) a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), hereby file this application - declaration (this "Application") pursuant to sections 6(a), 7, 12, 32 and 33 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 46, 52, 53 and 54 under the Act seeking modification to certain authorizations granted to the Applicants by the Commission on December 31, 2001 in Holding Co. Act Release No. 27486, as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) and Holding Co. Act Release No. 27579 (October 17, 2002) (collectively, the "Financing Order"), for the period from the date of the order of the Securities and Exchange Commission (the "Commission") in this proceeding through December 31, 2003.

         Specifically, the Applicants request (i) authorization for AE Supply to declare and pay dividends out of capital and unearned surplus, as and to the extent described herein, (ii) modification to the financing parameters which are conditions to the financings authorized in the Financing Order, during the period through December 31, 2003, and (iii) authorization for Allegheny, AE Supply and certain of their respective subsidiaries to sell certain assets on the terms and subject to the conditions set forth herein.

B.       Overview of the Companies

         Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power, Potomac Edison and Mountaineer Gas Company are referred to herein as the "Operating Companies"). The direct and indirect subsidiaries of Allegheny, other than the Operating Companies and AE Supply, are referred to herein as the "Other Subsidiaries".

         Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission (the "Pennsylvania Commission"); Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission (the "West Virginia Commission") and the Ohio Public Utility Commission (the "Ohio Commission"); Monongahela

(1) In Holding Co. Act Release No. 27101 (November 12, 1999) the Commission authorized the formation of AE Supply. AE Supply is a public utility company within the meaning of the Act, but not for purposes of state regulation.

Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Commission; and Potomac Edison is subject to the regulation of the Maryland Public Service Commission (the "Maryland Commission"), the West Virginia Commission and the Virginia State Corporation Commission (the "Virginia Commission"; collectively, the Maryland Commission, the Pennsylvania Commission, the Ohio Commission, the Virginia Commission and the West Virginia Commission are referred to herein as the "State Commissions"). Allegheny also has two non-regulated subsidiaries - Allegheny Ventures, Inc. and AE Supply.

         Allegheny Ventures, Inc. ("Allegheny Ventures"), a non-utility non-regulated subsidiary of Allegheny, actively invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act. Also, through its non-regulated subsidiaries, Allegheny Ventures procures and manages gas supplies to retail customers.

         AE Supply is the electric generating company for the Allegheny system. During 1999 and 2000, in response to deregulation legislation in Maryland, West Virginia, Virginia and Pennsylvania, Potomac Edison and West Penn transferred generating assets which totaled approximately 6,900 MW to AE Supply. In 2001, Monongahela Power transferred generating assets, totaling 352 MW, to AE Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load.

         The Allegheny system entered the merchant trading business with the purchase of a 276 MW generating unit located at the Fort Martin Power Station in West Virginia, which was subsequently transferred to AE Supply. Beginning in 2000, the Allegheny system significantly expanded its merchant power business. In May 2001, AE Supply acquired three natural gas-fired generating facilities with total capacity of 1,710 MW in Illinois, Indiana and Tennessee (Midwest), for a purchase price of approximately $1.1 billion. In addition, AE Supply has acquired, constructed or obtained contractual control over 569 MW of capacity.

         Also, in 2001, AE Supply acquired Global Energy Markets, the energy commodity marketing and trading business of Merrill Lynch Capital Services, Inc. The acquired business included a long-term contractual right to call up to 1,000 MW of generating capacity in southern California. The acquisition provided AE Supply with expanded expertise in wholesale marketing, energy trading, fuel procurement, market analysis and risk management.

         Although AE Supply is a public utility company within the meaning of the Act, AE Supply is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.

C.       Requested Authorization

         As discussed in detail in File No. 70-9897, Allegheny has experienced weaker financial performance and tightened liquidity in 2002, in large part as a result of the deterioration of the merchant power and energy trading businesses.

         Beginning in 2000, the Allegheny system significantly expanded its merchant power business, by acquiring, constructing or obtaining contractual control over in excess of 2,250 MW of power, and acquiring the energy commodity marketing and trading business of Merrill Lynch Capital Services, Inc. At the time, the decision to enter into the merchant power business seemed to be a reasonable means by which to leverage Allegheny's experience with state deregulation and retail competition. Now, in difficult market conditions, the merchant power business is creating stress on the financial performance of AE Supply and of Allegheny.

         With the changed market environment, Allegheny is refocusing on its fundamental delivery and supply businesses, and is reducing reliance on the wholesale energy trading business. As discussed in File No. 70-9897, Allegheny has undertaken a number of actions to redirect the business and to reduce costs.

         Nevertheless, Allegheny and AE Supply face a critical liquidity need in the short-term. In the Financing Order, AE Supply received authority to issue secured debt, to enable it, in the current market environment, to obtain new funds to meet its funding requirements. Applicants seek authorization in this Application for AE Supply to pay dividends out of capital and unearned surplus up to $500 million in order to provide Allegheny with the liquidity required at that level.

         Applicants also request modification to the financing parameters which are conditions to the financing transactions authorized in the Financing Order. For example, as discussed in File No. 70-9897, Applicants anticipate that any, or a combination, of factors may require the recording of impairment changes or adjustments, resulting in the common equity ratio of Allegheny and/or AE Supply falling below 30%.

         In addition, Applicants request authorization of the Commission for Allegheny, AE Supply and their respective subsidiaries (other than the Operating Companies) to sell, or otherwise dispose of, for value, utility assets and/or securities of public utility companies (other than the Operating Companies). Such sales may be made from time to time to reduce indebtedness at Allegheny and/or AE Supply or to provide funds for operations.

1.       Modification to Financing Conditions

         The Financing Order set forth a number of conditions ("Financing Conditions") to the financings authorized in the Financing Order. Applicants request that the Financing Conditions be modified for the period from the date of the issuance of a Commission order in this proceeding through December 31, 2003, by replacing the Financing Conditions set forth in the Financing Order with the following Financing Conditions:

         (i) the common stock equity of Allegheny, on a consolidated basis, will not fall below 28% of its total capitalization; and the common stock equity(2) of AE Supply, on a consolidated basis, will not fall below 20% of its total capitalization;

         (ii) the effective cost of capital on any security will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the interest rate on any debt securities exceed an interest rate per annum equal to the sum of 12% plus the prime rate as announced by a nationally recognized money center bank;

         (iii) the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality;

         (iv) the maturity of long-term debt will be not less than one year and will not exceed thirty years; and

         (v) short-term debt will have a maturity of not less than one day and not more than 364 days.

         Applicants request that the financing authorizations granted in the Financing Order not be subject to the requirement that Allegheny maintain its senior unsecured long-term debt ratings, and the rating of any commercial paper that may be issued, at investment grade level, as established by a nationally recognized statistical rating organization. Applicants further request that Allegheny and AE Supply be authorized to issue short-term debt and/or long-term debt under those circumstances when such debt, upon issuance, is unrated or is rated below investment grade.

         Applicants further request that the financing authorizations granted in the Financing Order not be subject to the requirement that Allegheny and/or AE Supply maintain a common stock equity ratio above 30%, or above the levels stated above. Rather, Applicants request that the financing authorizations granted in the Financing Order remain effective without regard to the common stock equity levels of Allegheny and/or AE Supply. The Applicants request that the Commission reserve jurisdiction over the common stock equity ratio level to be maintained as a condition to the financing authorization for Allegheny and AE Supply below the levels set forth above.

         Applicants request authorization to issue debt securities at an interest rate in excess of an interest rate per annum equal to the sum of 12% plus the prime rate as announced by a nationally recognized money center bank. The Applicants request that the Commission reserve jurisdiction over any higher interest rate to be applicable to any debt securities to be issued pursuant to the Financing Order.

         The Applicants commit to file in a timely manner an application with the Commission if, or to the extent that, the Applicants will seek relief from the requirement that they maintain a common stock equity ratio of at least 30% after December 31, 2003.

(2) Since AE Supply is a limited liability company, "common stock equity" means for this purpose the membership interests of AE Supply.

         Allegheny and AE Supply have recently been downgraded to below investment grade by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Moody's Investor Services and Fitch Ratings. Also, as a result of business developments and steps taken to address the financial situation at AE Supply, AE Supply may be required to record certain write-downs, impairment charges and other adjustments which would reduce the common equity levels of Allegheny and AE Supply below 30% of total capitalization. Applicants request that during the period through December 31, 2003, the financing authorizations contained in the Financing Order remain effective even though the Financing Conditions set forth in the Financing Order are not satisfied, so long as the Financing Conditions set forth in this Application are satisfied.

         Applicants have requested modification to the Financing Conditions through December 31, 2003, as described herein. Applicants cannot at this time provide assurance that it will be in compliance with the Financing Conditions as set forth in the Financing Order prior to December 31, 2003. Applicants, however, commit to advise the staff of the Commission as to any developments with respect to implementation of its strategic and financial plan and to make formal application to the Commission in a timely manner if, and to the extent, that Applicants require further authorization from the Commission.

         The Commission has on several occasions considered the appropriateness of capital ratios. While in past cases, the Commission has considered the 30% common equity ratio adequate,(3) the Commission has indicated that the common equity ratio should not be a simple application of arithmetical formulas. In the Matter of Georgia Power Company, Holding Co. Act Release No. 18517 (July 31,
1974), the Commission considered the decline in relative weight of the common equity element in the capital structure of Georgia Power Company as a result of the heavy demands of a construction program which was to be funded, for the most part, by financing. In that situation, the Commission noted:

         "While the appropriateness of capital ratios in any given situation is a more complex matter than the simple application of arithmetical formulas, we are not persuaded that Georgia's present common equity ratio requires immediate and drastic action -- particularly under present unfavorable conditions in the market for utility equity securities. It would be imprudent to require Georgia to raise large amounts of equity capital immediately, with no assurance that this could be done on reasonable terms."

It should be noted that in that instance the capitalization of Georgia Power Company was still comfortably above the 30% common equity ratio.

         However, in later years, the Commission approved transactions for companies in the Southern Company system, including Alabama Power Company and Georgia Power Company, when the 30% common equity ratio was not met. In the Matter of The Southern Company, Holding Co. Act Release No. 21766 (October 29,
1980), in which the Commission approved the issuance of common stock by The Southern Company, it was noted that The Southern Company

(3) See Eastern Utilities Associates, 34 S.E.C. 390, 444-445 (1952); Kentucky Power Company, 41 S.E.C. 29, 39 (1961).

had a common equity ratio of 28.65% as of June 30, 1980. In September 1980, at a time when The Southern Company had a common equity ratio of less than 30% and the common equity ratio of Alabama Power Company was 28.1% (as of March 31, 1980), the Commission authorized the extension of short-term borrowing for Alabama Power Company. See In the Matter of Alabama Power Company, Holding Co. Act Release No. 21711 (September 10, 1980). In that order the Commission noted:

         ". . .the proposed financing is directed to curing critical financial problems of Alabama. The suggestion that the financing program be deferred makes no financial or statutory sense."

The cause of the financial problems of Alabama Power Company were "largely as a result of prolonged difficulties in securing what it considered sufficient rate relief." Similarly in October 1980, the Commission authorized the issuance and sale of first mortgage bonds and preferred stock by Georgia Power Company while the common equity ratio of The Southern Company, the registered holding company, was below 30%. See In the Matter of Georgia Power Company, Public Utility Holding Co. Act Release No. 21737 (October 1, 1980).

         In Eastern Utilities Associates, Holding Co. Act Release No. 24879 (May 5, 1989), the Commission issued a supplemental order releasing jurisdiction over various financing transactions requested by Eastern Utilities Associates ("EUA") and its electric utility subsidiary EUA Power Corporation ("EUA Power") in connection with EUA Power's investment in a nuclear-fueled generating plant in Seabrook, New Hampshire, notwithstanding EUA's failure to meet the 30% common equity ratio standard.(4) The Commission approved the requests notwithstanding the circumstance that the common equity ratio of EUA would drop to approximately 28.9% and that of EUA Power would drop to approximately 24%.

         The Commission stated that it "under appropriate circumstances has applied capitalization ratio standard flexibly where, for example, there was assurance that capitalization ratios would improve over the foreseeable future, and where it was in the public interest and the interest of investors and consumers that a proposed financing should be permitted to go forward."(5) In reviewing the application, the Commission took into consideration that absent an order permitting the requested financings, EUA Power would forfeit its entire investment in Seabrook and EUA's equity investment in EUA Power would become worthless. Furthermore, the Commission found that the loss of EUA Power's financial support of its share in Seabrook would carry serious adverse consequences for the project as a whole. The Commission concluded that, on balance, EUA Power's issuance of additional notes, and a further investment by EUA in EUA Power's preferred stock, is a prudent course for EUA and EUA Power in light of the continuing progress of the license procedures of the Seabrook project. The Commission

(4) See Eastern Utilities Associates, Holding Co. Act Releases No. 24245 (Nov. 21, 1986) and No. 24641 (May 12, 1988) authorizing the acquisition by EUA Power of a joint ownership interest in the Seabrook project and to maintain a capital structure of 80% debt and 20% equity by EUA Power for the period prior to commercial operation of Seabrook.

(5) See e.g., Central Power & Light Co., 27 S.E.C. 185 (1947); Indiana Service Corp., 24 S.E.C. 463 (1946); Republic Service Corp., 23 S.E.C. 436 (1946);
     Alabama Power Co., 22 S.E.C. 267 (1946); Consumer's Power Company, 20 S.E.C. 413 (1945); and Ohio Edison Co., 18 S.E.C. 529 (1945).

also took into consideration that EUA's common equity ratio was expected to be above 30% in the near future.

         In The Columbia Gas System, Inc., Holding Co. Act Release No. 25363 (August 20, 1991), The Columbia Gas System, Inc. ("Columbia"), a debtor-in-possession under Chapter 11 of the Bankruptcy Code, was authorized to issue and sell short-term secured promissory notes at a time when Columbia's common equity ratio was below 30%. It was noted that the reduction in Columbia's common equity ratio resulted from a write-off of approximately $1.2 billion of high-cost supply contracts of one of Columbia's subsidiaries. It was further noted that the issuance of the notes would result in the reduction of Columbia's common equity ratio to 28.3%. In this context, the Commission noted:

         "As a matter of regulatory policy, the Commission has generally favored a minimum consolidated common equity component of 30%. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30% level."

         More recently, in Conectiv, et al., Holding Co. Act Release No. 27111 (Dec. 14, 1999), the Commission authorized a modification of a financing order granted to Conectiv to modify the condition to its financing authorization that Conectiv maintain a minimum common stock equity ratio of 30% to 20%.(6) Conectiv stated the requested modification in the level of the common stock ratio arose out of restructuring legislation in the states in which its utility subsidiaries operated. It was noted in the Order that:

         "The Commission has in the past, however, granted exceptions to the 30% requirement where there was some special circumstance leading to the inability to maintain this standard, including difficulties expected in connection with industry restructuring, and it was likely that the standard could be met in the near future."

         Also, in Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994), the Commission authorized the extension by Public Service Company of New Hampshire ("PSNH") of a revolving credit agreement entered into in connection with PSNH's reorganization from bankruptcy on May 16, 1991, prior to its acquisition by Northeast Utilities on June 5, 1992. PSNH's obligations under the revolving credit agreement would continue to be secured by a second mortgage on certain of PSNH's assets. This authorization was granted at a time when PSNH's first mortgage bonds had recently been downgraded to below investment grade and its common equity to total capitalization was 28.3%. In this matter, the Commission concluded that the applicable provisions of the Act were satisfied and that no adverse findings were necessary.

(6) In two subsequent orders, the Division of Investment Management granted further financing authority to Conectiv, although Conectiv's common equity ratio remained under 30% throughout the year 2002. See Conectiv, Inc., Holding Co. Act Release Nos. 27192 (June 29, 2000) and 27507 (March 22,
     2002).

         Finally, the authorization sought herein with respect to the Financing Conditions is consistent with the authority granted by the Commission in Holding Co. Act Release No. 27579 (October 17, 2002), authorizing Allegheny and AE Supply to issue and sell through December 31, 2003 up to $2 billion of secured debt subject to the financing conditions described therein.

         Applicants respectfully submit that the circumstances applicable to the Applicants, as discussed above, meet the standards established by the Commission for relief from the Financing Conditions.

2.       Dividends by AE Supply out of Capital or Unearned Surplus

         The Financing Order authorizes the Other Subsidiaries to pay dividends out of capital and unearned surplus, to the extent permitted under applicable corporate law. Applicants hereby request authorization pursuant to Section 12(c) of the Act and Rule 46 thereunder for AE Supply to pay dividends(7) out of capital and unearned surplus of up to $500 million during the period ending December 31, 2003. Applicants anticipate that in order to meet the liquidity needs of Allegheny, AE Supply will be required to pay dividends in excess of its current and retained earnings. As of June 30, 2002, AE Supply had retained earnings of approximately $220 million. To the extent that AE Supply is required under generally accepted accounting principles to record any writedowns, impairment charges or other adjustments, AE Supply's retained earnings would be further reduced. Thus, the declaration and payment of the proposed dividends would be charged in whole or in part to capital and/or unearned surplus. Allegheny and AE Supply represent that AE Supply will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In addition, AE Supply will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions by AE Supply to its members.

         AE Supply, formed in November, 1999, has not had much time during which to accumulate retained earnings. Allegheny has made a number of capital contributions (in cash and/or assets) over the years that AE Supply has been in existence. The paid-in capital component of Allegheny's membership interest in AE Supply as of June 30, 2002 was approximately $1.5 billion. Allegheny contributed approximately $270 million of cash capital to AE Supply in 2001. AE Supply paid no dividends in 2001. In 2002, Allegheny contributed an additional $1.9 million of cash capital and contributed approximately $193 million through the forgiveness of an intercompany loan. AE Supply declared a dividend of $100 million as of August 31, 2002. Furthermore, AE Supply's estimate of the fair value of the assets of AE Supply significantly exceeds their book value as described in Exhibit G. The proposed return of capital is appropriate and necessary under the circumstances.

         The Commission has authorized on a number of occasions the payment of dividends out of capital. In addition, the Commission has previously approved the payment of dividends out of capital by utility subsidiaries of registered holding companies in circumstances in which such

(7) Since AE Supply is a limited liability company, "dividend" shall include for this purpose any distribution by AE Supply in respect of its membership interests.

payments would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets are sufficient to meet anticipated expenses and liabilities.(8)
         In Entergy Corporation, et al., Holding Co. Act Release No. 26534 (June 18, 1996), the Commission authorized Entergy Power, Inc., a company formed to participate as a supplier of electricity at wholesale to non-associate companies in the bulk power market, to pay dividends out of capital and/or unearned surplus. The Commission noted, among other things, that Entergy Power, Inc. had incurred losses from operations for each of the years 1990 through 1995 as a result of adverse market conditions, high debt service requirements associated with its leveraged capital structure and other factors. In addition, in AEP Generating Company, Holding Co. Act Release No. 26754 (Aug. 12, 1997), the Commission authorized the applicant in that proceeding to pay dividends out of capital at a time when it did not maintain a percentage of common equity to total capitalization at or above 30%.

         Although prior Commission precedent is not directly analogous to the circumstances addressed in these proceedings, the facts in this circumstance are likewise unique. AE Supply began operations just three years ago, in 1999. During that time Allegheny has contributed substantial assets and a significant amount of cash to AE Supply in order to develop and support the business of AE Supply.

         Applicants believe that at this time of tightened liquidity it is appropriate that Allegheny receive a return on the assets and other capital contributed by Allegheny to AE Supply. AE Supply has used its capital, and the earnings thereon, to expand its business. It is now appropriate to return funds to Allegheny.

         AE Supply requests authorization to pay dividends through December 31, 2003 of up to $500 million, as described herein. Allegheny proposes to use such funds to repay existing indebtedness and for general corporate purposes, as and to the extent permitted under the Act. Specifically, AE Supply will declare and pay dividends to Allegheny only to the extent required by Allegheny to repay outstanding indebtedness in an aggregate principal amount of up to $365 million and to pay AE Supply's approximate proportionate share of interest on the outstanding notes of Allegheny in the amount of $11.625 million. To the extent that Allegheny does not require proceeds of dividends from AE Supply to pay such obligations, Applicants request that the Commission reserve jurisdiction over the declaration and payment of dividends by AE Supply out of capital and unearned surplus up to an aggregate amount of $500 million.

         Although AE Supply has recently experienced tightened liquidity and weak financial performance, Applicants have taken a number of steps to reduce expenses, raise cash and refocus the business of AE Supply. The underlying businesses of AE Supply are fundamentally sound. Applicants project that AE Supply will have positive cash flow from operations in 2003. Applicants believe that the strength of the underlying assets of AE Supply will provide improved financial performance in the future. Furthermore, Applicants believe that upon the issuance of secured debt pursuant to the authorization granted in the Commission's order in Holding Co. Act Release No. 27579 (Oct. 17, 2002), and the application of its proceeds to refinance indebtedness

(8)  Allegheny Generating Co., Holding Co. Act Release No. 26579 (Sept. 19,
     1996); Entergy Corp., et al., Holding Co. Act Release No. 26534 (June 18,
     1996).

outstanding as contemplated by such order, together with the actions being taken to refocus the business of AE Supply, Applicants will have sufficient funds to meet their immediate liquidity needs.

3.       Sale of Utility Assets and Securities of Public Utilities

         As discussed above and in File No. 70-9897, Allegheny is refocusing the business of AE Supply. In connection therewith, Allegheny, AE Supply and their respective subsidiaries (other than the Operating Companies) propose to sell a portfolio of their assets, securities of their direct and/or indirect subsidiaries and/or assets of such subsidiaries, which may include sales of utility assets, as defined in Section 2(a)(18) of the Act, and/or securities of public utility companies, as defined in Section 2(a)(5) of the Act, which are subject to the jurisdiction of the Commission. Such utility assets and/or securities of public utilities which are to be sold pursuant to this authorization will not include utility assets of the Operating Companies or the securities of the Operating Companies. Applicants request authorization of the Commission pursuant to Section 12(d) of the Act to sell securities of the public utility subsidiaries, other than the Operating Companies, held directly or indirectly by Applicants and to sell utility assets of Applicants and/or their subsidiaries, other than the Operating Companies. All such sales will be subject to the prior approval of the Allegheny Board of Directors.

         Exhibit G sets forth a list of all of the utility assets and securities of public utilities of AE Supply. At this time Applicants cannot identify the specific assets to be sold.(9) The identity of the assets to be sold will depend upon, among other things, market conditions. As a result of the extraordinary circumstances existing in the merchant power market at this time, Allegheny and AE Supply need flexibility as they proceed with the asset sale program. Thus, Applicants request that the Commission reserve jurisdiction over the authorization to sell the securities of public utility company subsidiaries, other than Operating Companies, held directly or indirectly by Applicants and the utility assets of Applicants and their subsidiaries, other than Operating Companies. Applicants believe such a reservation of jurisdiction is appropriate given Applicants critical liquidity needs and the potential need to obtain expeditious approval of future asset sales. Applicants will submit an amendment to this Application seeking authorization of the Commission for any asset disposition subject to Commission jurisdiction.

(9) AE Supply is presently seeking to sell interests in five generating facilities, but it cannot presently determine whether it will receive bids for these facilities on terms and conditions acceptable to AE Supply.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated to be $20,000. These estimates of fees do not include the underwriting fees, commissions or other similar remuneration paid in consummating the transactions authorized pursuant hereto.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         A.       General

         Sections 6(a), 7, 12, 32 and 33 of the Act and Rules 46, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         Applicants respectfully submit that the authorization requested by the Applicants in this Application is in the best interests of Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

         B.       Rule 54 Analysis

         Rule 54 provides that in determining whether to approve certain transactions other than those involving "exempt wholesale generators", as defined in Section 32 of the Act ("EWGs"), and "foreign utility companies", as defined in Section 33 of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.

         Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i)), in EWGs and FUCOs at June 30, 2002 was approximately $429.5 million, or approximately 38.3 % of Allegheny's consolidated retained earnings as defined in Rule 53(a)(1)(ii) of $1,119 million for the four quarters ended June 30, 2002.

         Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4.  REGULATORY APPROVALS

         No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application.

ITEM 5.  PROCEDURE

         The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application as soon as possible; such notice to specify the minimum period allowed under the Commission's rule during which comments may be entered and the date on which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.       Exhibits

F-1      Form of Preliminary Opinion of Counsel (previously filed)

F-2      Past tense opinion of counsel (to be filed by amendment)

G Utility Assets and Securities of Public Utilities of AE Supply (previously filed)

H Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC (previously filed)
         (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b)) (incorporated by reference to Exhibit S in File No. 70-9897)

I        Proposed Form of Notice (previously filed)

B.       Financial Statements

1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267);

1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267)

1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2001 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498);

1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2001 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498)

2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of June 30, 2002 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-267)

2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended June 30, 2002 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-267)

2.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of June 30, 2002 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 333-72498)

2.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended June 30, 2002 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 333-72498)

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 5, 2002

                                        Allegheny Energy, Inc.
                                        Allegheny Energy Supply Company, LLC


                                        By: /s/ Thomas K. Henderson
                                           -------------------------------------
                                        Title:   Vice President